January 27, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Ms. Alison White
Re:    Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 85 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on November 26, 2014 relating to Series Z (Alpha Opportunity Series), a series of the Registrant (the “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and Robert J. Rhatigan of Dechert LLP on December 8, 2014. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:
General Comment

1.
Comment:    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

Comments Relating to the Prospectus
Comment Relating to Fees and Expenses of the Series

2.
Comment:     Footnote 2 states that the Investment Manager has agreed to waive fees and/or reimburse expenses. The agreement must have a term of at least one year from effectiveness of the filing to be included in the expense table calculations. Please confirm that the fee waiver will have a term of at least one year or remove the discussion of the fee waiver from the table.

Response:     The Registrant confirms that the agreement runs through May 1, 2016 and therefore has a term of at least one year when the registration statement becomes effective.
Comment Relating to the Principal Investment Strategies of the Series

3.
Comment:    The Staff notes that the previous filing included a description of the term “Alpha” in the principal investment strategies of the Series. Please consider adding this disclosure back into the principal investment strategies of the Series.

Response:    We have implemented the requested change.
Comments Relating to the Principal Risks of the Series

4.	Comment: The Staff notes that the small- and large-capitalization risks were removed from the principal risks of the series. Please re-insert these risks or explain why these risks were removed.

Response:     The risks were removed because the Series does not principally invest in securities issued by either small- or large-capitalization issuers. Accordingly, the risks were not included as principal risks of the Series.

5.
Comment:    The Staff notes that the Item 9 Derivatives Risk disclosure includes Options, Futures and Hybrid instruments as sub-risks in addition to Swap Agreements risk. However, the Item 4 Derivatives Risk disclosure only includes Swap Agreements as a sub-risk. Please include the same sub-risks in the Item 4 disclosure to summarize properly the Item 9 risk disclosure.

Response:     We have implemented the requested change.

Comment Relating to the Performance Information of the Investment Manager’s Other Similar Accounts

6.	Comment: Please confirm that the Investment Manager makes and keeps true, accurate and current the books and records required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (“IAA”).

Response:     We can confirm that the Investment Manager keeps such books and records as required by Rule 204-2(a)(16) of the IAA.
Comment Relating to the SAI
Comment Relating to the Compensation of the Portfolio Managers

7.
Comment:    Please specify in the disclosure relating to the Series’ Portfolio Managers’ compensation whether the compensation paid to each Portfolio Manager by the Investment Manager is tied to the Portfolio Managers’ performance against a specific benchmark.

Response:     The Portfolio Mangers’ compensation is not tied to their performance against a specific benchmark. Accordingly, we believe the current disclosure meets the requirements of Item 20(b) and respectfully decline to take the Staff’s comment.
* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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